UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of
the Securities Exchange Act of 1934
For the fiscal year ended November 30, 2013
Commission File Number 001-14920

THE MOJAVE FOODS CORPORATION 401(K) RETIREMENT PLAN
Full title of plan
McCORMICK & COMPANY, INCORPORATED
18 Loveton Circle
Sparks, Maryland 21152
Name of issuer of the securities held pursuant to the plan
and address of its principal office

Required Information
Items 1 through 3: Not required; see Item 4 below.
Item 4. Plan Financial Statements and Schedules Prepared in accordance with the financial reporting requirements of ERISA.

a)	i)	Report of Registered Public Accounting Firm

ii)	Statements of Net Assets Available For Benefits

iii)	Statements of Changes in Net Assets Available For Benefits

iv)	Notes to Financial Statements

b)	Exhibits: Consent of Independent Registered Public Accounting Firm.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.
THE MOJAVE FOODS CORPORATION 401(K) RETIREMENT PLAN

DATE:	May 29, 2014	By:	/s/ Tim O’Donnell
Tim O’Donnell
Director of Finance – Mojave Foods Corporation and Plan Administrator

THE MOJAVE FOODS CORPORATION
401(K) RETIREMENT PLAN
Financial Statements and Supplemental Schedule Together with
Report of Independent Registered Public Accounting Firm
As of November 30, 2013 and 2012

NOVEMBER 30, 2013 AND 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Investment Committee
McCormick & Company, Incorporated
(on behalf of The Mojave Foods Corporation 401(k) Retirement Plan)

Report on the Financial Statements

We have audited the accompanying financial statements of The Mojave Foods Corporation 401(k) Retirement Plan (the Plan), which comprise the statements of net assets available for benefits as of November 30, 2013 and 2012, the related statement of changes in net assets available for benefits for the year ended November 30, 2013, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the plan’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the plan’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

200 International Circle ó Suite 5500 ó Hunt Valley ó Maryland 21030 ó P 410-584-0060 ó F 410-584-0061

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of November 30, 2013 and 2012, and the changes in net assets available for benefits for the year ended November 30, 2013 in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s (DOL) Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management and was derived from and relates directly to the underlying accounting and other records used to prepare the basic financial statements. The information has been subjected to the auditing procedures applied in the audits of the basic financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the basic financial statements or to the basic financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Hunt Valley, Maryland
May 16, 2014

200 International Circle ó Suite 5500 ó Hunt Valley ó Maryland 21030 ó P 410-584-0060 ó F 410-584-0061

THE MOJAVE FOODS CORPORATION 401(K) RETIREMENT PLAN
Statements of Net Assets Available for Benefits
As of November 30, 2013 and 2012

	2013	2012
ASSETS
Cash	$7	$17
Investments
Securities – at fair value, participant directed:
McCormick stock fund	230,826	186,043
Common and collective fund	109,950	111,115
Equity funds	969,264	822,069
Bond funds	277,652	264,255
Balanced funds	900,449	602,448
Total Investments	2,488,141	1,985,930
Receivables
Notes receivable from participants	134,532	111,606
Employer contributions	44,340	40,816
Total Receivables	178,872	152,422
Net Assets at Fair Value	2,667,020	2,138,369
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(873)	(3,132)
Net Assets Available for Benefits	$2,666,147	$2,135,237
The accompanying notes are an integral part of these financial statements.

THE MOJAVE FOODS CORPORATION 401(K) RETIREMENT PLAN
Statement of Changes in Net Assets Available for Benefits
For the Year Ended November 30, 2013

Additions
Investment income:
Dividends and interest	$3,799
Net appreciation of investments	301,847
Total investment income	305,646

Interest on notes receivable from participants	4,683

Contributions:
Employer contributions	44,340
Employee contributions	337,141
Rollover contributions	166,884
Total Contributions	548,365
Total Additions	858,694

Deductions
Participant withdrawals	327,328
Administrative expenses	456
Total Deductions	327,784

Net increase	530,910
Net assets available for benefits, beginning of year	2,135,237
Net Assets Available for Benefits, End of Year	$2,666,147
The accompanying notes are an integral part of these financial statements.

THE MOJAVE FOODS CORPORATION 401(K) RETIREMENT PLAN
Notes to the Financial Statements
November 30, 2013 and 2012

1.	DESCRIPTION OF THE PLAN
The Mojave Foods Corporation 401(k) Retirement Plan (the Plan) is a defined contribution plan sponsored by Mojave Foods Corporation (the Company, the Plan Sponsor) which incorporates a 401(k) savings and investment option. The Company is a wholly owned subsidiary of McCormick & Company, Incorporated. The Plan covers substantially all full-time employees of Mojave Foods Corporation who have completed six months of service. Employees classified as “leased employees” of the Company are not eligible for participation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
The Plan began on April 1, 2004. The following description of the Plan provides only general information. Further information about the Plan agreement, eligible employees, vesting provisions, and investment alternatives are contained in the Plan Document.
Contributions
Participating employees contribute to the Plan through payroll deductions in amounts ranging from 1% to 60% of their earnings, subject to certain limitations. The Plan allows but does not require the Company to make matching contributions or other contributions at its discretion. Only participants employed by the Company on the last day of a plan year are eligible to receive any Company contributions made for such plan year. During the year ended November 30, 2013, the Company made a discretionary matching contribution of 25% of eligible employee contributions.

Participants' elective contributions, as well as the Company's matching contributions, are invested in the Plan's investment funds as directed by the participant.
Participant Accounts

Each participant's account is credited with the participant's contribution, and an allocation of the employer's contribution made on his or her behalf plus a proportionate interest in the investment earnings of the funds in which the contributions are vested. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account balance.

Vesting
Participants are immediately vested in their contributions, earnings on their contributions, Company matching contributions and earnings on the Company contributions.

THE MOJAVE FOODS CORPORATION 401(K) RETIREMENT PLAN
Notes to the Financial Statements
November 30, 2013 and 2012

1.	DESCRIPTION OF THE PLAN (continued)

Payment of Benefits
Participants may choose to receive account distributions either in the form of a lump sum payment or installments over a period of time as defined in the Plan Document. Benefits and withdrawals are recorded when paid.
Notes Receivable from Participants

Participants are permitted to take loans from their account balances, subject to a $500 minimum. The maximum of any loan cannot exceed one-half of the participant's contributed account balance or $50,000, less the highest outstanding unpaid loan balance during the prior 12 months, whichever is less. The Plan Sponsor determines the interest rate for loans based on current market rates. The loans are secured by the participant's account and bear interest at a rate of 4.25%.
Loan repayments, including interest, are made by participants through payroll deductions over loan terms of up to five years. Longer terms are available for loans taken to purchase, construct, or substantially rehabilitate a primary home for the participant or the participant's immediate family.
Plan Termination
Upon termination of service, a participant with an account balance greater than $1,000, may elect to rollover the balance to an Individual Retirement Account, or another qualified plan, or elect to receive a lump-sum payment equal to his or her account balance. Balances less than $1,000, will automatically be paid directly to the participant.

The Company has no intentions to terminate the Plan; however, the Company reserves the right to terminate the Plan, or to reduce or cease contributions at any time if its Board of Directors determines that business, financial or other good cause make it necessary to do so. Also, the Company may amend the Plan at any time and in any respect, provided however, that any such action will not deprive any participant or beneficiary under the Plan of any vested benefits.

THE MOJAVE FOODS CORPORATION 401(K) RETIREMENT PLAN
Notes to the Financial Statements
November 30, 2013 and 2012

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of year-end and the changes therein and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Valuation of Securities and Income Recognition

Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.
Securities traded on a national securities exchange or included on the NASDAQ National Market List are valued at the last reported sales price on the last business day of the Plan year. Investments for which no sale was reported on that date are valued at the last reported bid price. Common and collective funds are valued by the issuer of the funds based on the fund managers’ estimate of the individual investments held by the fund. Mutual funds are valued at the closing price of the funds on the last day of the plan year as quoted by the applicable fund issuer.
The change in the difference between fair value and the cost of investments is reflected in the accompanying statement of changes in net assets available for benefits as net appreciation of investments.

The net realized gain or loss on disposal of investments is the difference between the proceeds received and the average cost of investments sold. Expenses relating to the purchase or sale of investments are added to the cost or deducted from the proceeds.
The McCormick Stock Fund (the Fund) is tracked on a unitized basis. The Fund consists of McCormick & Company, Incorporated common stock (voting and non-voting) and funds held in the Wells Fargo Short-Term Investment Money Market Fund sufficient to meet the Fund’s daily cash needs. Unitizing the Fund allows for daily trades. The value of a unit reflects the combined market value of McCormick & Company, Incorporated common stock and the cash investments held by the Fund. As of November 30, 2013, 22,161 units were outstanding with a value of approximately $10.42 per unit. As of November 30, 2012, 17,889 units were outstanding with a value of approximately $10.40 per unit. As of November 30, 2013, the Fund held 3,057 shares of McCormick & Company, Incorporated common stock with an aggregate value of $211,722, and a balance in the Wells Fargo Short-Term Investment Money Market Fund of $19,104. As of November 30, 2012, the Fund held 2,632 shares of McCormick & Company, Incorporated common stock with an aggregate value of $170,786, and a balance in the Wells Fargo Short-Term Investment Money Market Fund of $15,257.

THE MOJAVE FOODS CORPORATION 401(K) RETIREMENT PLAN
Notes to the Financial Statements
November 30, 2013 and 2012

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Valuation of Securities and Income Recognition (continued)

One of the investment options offered by the Plan, the Wells Fargo Stable Return Fund N (the Stable Return Fund), is a common collective trust that is fully invested in Wells Fargo Stable Return Fund G, which is fully invested in contracts deemed to be fully benefit responsive under accounting principle generally accepted in the United States of America. Accordingly, in the statements of net assets available for benefits, the Stable Return Fund, along with the Plan’s other investments, is stated at fair value with a corresponding adjustment to reflect the investment in the Stable Return Fund at contract value. Contract value represents cost plus accrued income minus redemptions.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Company provides the Plan with certain management and administrative services for which no fees are charged; however, participant loan service fees are paid by the Plan and included as administrative expenses.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan Document; thus, no allowance for doubtful accounts has been recorded as of November 30, 2013 and 2012.

Contributions

Employee contributions are recorded in the period that the Plan Sponsor makes payroll deductions from the participant’s earnings. The Company match is typically funded after the Plan year-end, within the timeframe prescribed by the Internal Revenue Service.

Administrative Expenses

Administrative expenses incurred on behalf of the Plan are paid by the Plan Sponsor; however, fees for loan initiation and maintenance are paid for by the participant, and management and other fees for investment funds offered under the Plan are included in administrative expenses in the accompanying statement of changes in net assets available for benefits.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Recent Accounting Pronouncements

In October 2012, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update No. 2012-04, “Technical Corrections and Improvements” (ASU 2012-04). ASU 2012-04 identifies when the use of fair value should be linked to the definition of fair value in Topic 820, “Fair Value Measurement” and contains conforming amendments to the Codification to reflect the measurement and disclosure requirements of Topic 820. The amendments that are subject to the transition guidance will be effective for fiscal periods beginning after December 15, 2012, for public entities and December 15, 2013, for nonpublic entities. Management is currently evaluating the implications of ASU 2012-04 and does not expect implementation to have a material effect on the statement of net assets available for benefits.

THE MOJAVE FOODS CORPORATION 401(K) RETIREMENT PLAN
Notes to the Financial Statements
November 30, 2013 and 2012

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements (continued)

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update No. 2011-04 “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP (Generally Accepted Accounting Principles) and IFRS (International Financial Reporting Standards)” (ASU 2011-04). ASU 2011-04 includes common requirements for measurement of and disclosure about fair value between U.S. GAAP and IFRS. ASU 2011-04 requires reporting entities to disclose quantitative information about the unobservable inputs used in the fair value measurements categorized within Level 3 of the fair value hierarchy.

In addition, ASU 2011-04 requires reporting entities to make disclosures about amounts and reasons for all transfers in and out of Level 1 and Level 2 fair value measurements. The new and revised disclosures are effective for interim and annual reporting periods beginning after December 15, 2011. It did not have a material impact in the Plan's financial statements.

Subsequent Events

The Plan evaluated the accompanying financial statements for subsequent events and transactions, the date these financial statements were available for issue and have determined that no material subsequent events have occurred that would affect the information presented in the accompanying financial statements or require additional disclosure.

3.	INCOME TAX STATUS

The Internal Revenue Service (IRS) has ruled that the Plan qualified under Section 401(a) of the Internal Revenue Code (IRC) in a letter dated March 31, 2008, and is therefore not subject to tax under present income tax laws. The Plan has been amended since receiving the determination letter; however, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognized a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of November 30, 2013 and 2012, there are no certain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

THE MOJAVE FOODS CORPORATION 401(K) RETIREMENT PLAN
Notes to the Financial Statements
November 30, 2013 and 2012

4.	INVESTMENTS
The Plan’s investments are held in bank-administered trust funds. The custodial trustee of the Plan is Wells Fargo Bank Minnesota N.A. During the year ended November 30, 2013, the Plan’s investments (including investments bought, sold, or held throughout the year) appreciated in fair value by $301,847, as follows:

McCormick & Company, Incorporated - Common stock	$8,546
Common and collective fund	948
Mutual funds	292,353
Total	$301,847

The value of individual investments that represent 5% or more of the Plan’s net assets available for benefits as of November 30, 2013 and 2012, were as follows:

	As of November 30,
	2013		2012
McCormick & Company, Incorporated – Common stock fund	$211,722		$170,786
Common and collective fund:
Wells Fargo Stable Return Fund N15	109,950		111,115
Mutual funds:
Vanguard Institutional Index Fund	478,567		354,880
Vanguard Total Bond Market Index Fund	276,937		263,937
Vanguard Target Retirement 2025	234,967		174,466
Vanguard Target Retirement 2035	213,813		171,937
Vanguard Target Retirement 2045	228,623		75,362	*
Vanguard Windsor II Fund Adm	126,533	*	138,538
ICM Small Company Portfolio Fund	—	*	118,877

*	Amount less than 5%, shown for comparative purposes.

THE MOJAVE FOODS CORPORATION 401(K) RETIREMENT PLAN
Notes to the Financial Statements
November 30, 2013 and 2012

4.	INVESTMENTS (continued)

Fair Value Measurements
Accounting principles accepted in the United States of America, establish a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under accounting principles accepted in the United States of America are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2
Inputs to the valuation methodology include:

•     Quoted prices for similar assets or liabilities in active markets;

•     Quoted prices for identical or similar assets or liabilities in inactive markets;

•     Inputs other than quoted prices that are observable for the asset or liability; and

•     Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of November 30, 2013 and 2012.
Mutual funds: Valued at the quoted net asset value (NAV) of shares held by the Plan at year end.
Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.
Stable value fund: Valued at net asset value of the fund shares, which is calculated based on the valuation of the funds' underlying investments at fair value minus liabilities divided by the number of shares outstanding at the end of the year.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

THE MOJAVE FOODS CORPORATION 401(K) RETIREMENT PLAN
Notes to the Financial Statements
November 30, 2013 and 2012

4.	INVESTMENTS (continued)

Fair Value Measurements (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of November 30, 2013:

	Assets at Fair Value as of November 30, 2013
	Level 1	Level 2	Level 3	Total
Mutual funds:
Equity funds	$969,264	$—	$—	$969,264
Bond funds	277,652	—	—	277,652
Balanced funds	900,449	—	—	900,449
Common stock fund:
Consumer staples	230,826	—	—	230,826
Stable value fund	—	109,950	—	109,950
Total Assets at Fair Value	$2,378,191	$109,950	—	$2,488,141

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of November 30, 2012:

	Assets at Fair Value as of November 30, 2012
	Level 1	Level 2	Level 3	Total
Mutual funds:
Equity funds	$822,069	$—	$—	$822,069
Bond funds	264,255	—	—	264,255
Balanced funds	602,448	—	—	602,448
Common stock fund:
Consumer staples	186,043	—	—	186,043
Stable value fund	—	111,115	—	111,115
Total Assets at Fair Value	$1,874,815	$111,115	$—	$1,985,930

THE MOJAVE FOODS CORPORATION 401(K) RETIREMENT PLAN
Notes to the Financial Statements
November 30, 2013 and 2012

5.	TRANSACTIONS WITH PARTIES-IN-INTEREST

The Plan holds investments in common stock of McCormick & Company, Incorporated, the Parent of the Plan Sponsor, and in funds managed by affiliates of Wells Fargo Minnesota N.A., the custodial trustee of the Plan. Dividends on McCormick & Company, Incorporated common stock and income on investments in Wells Fargo Minnesota N.A. funds are at the same rates as non-affiliated holders of these securities.

6.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the accompanying statements of net assets available for benefits.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following table presents a reconciliation of net assets available for benefits and net increase in net assets available for benefits between the accompanying financial statements and the Form 5500:

	As of November 30,
	2013	2012
Statements of Net Assets Available for Benefits:
Net assets available for benefits per the financial statements	$2,666,147	$2,135,237
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	873	3,132
Net Assets Available for Benefits per the Form 5500, at Fair Value	$2,667,020	$2,138,369

Year Ended November 30, 2013
Statement of Changes in Net Assets Available for Benefits:
Net increase in net assets available for benefits per the financial statements	$530,910
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,259)
Net Increase in Net Assets Available for Benefits per Form 5500	$528,651

SUPPLEMENTAL SCHEDULE

THE MOJAVE FOODS CORPORATION 401(K) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of November 30, 2013

Description of Investments	Shares Held	Current Value
McCormick Stock Fund
McCormick & Company, Incorporated
* Common Stock	3,057	$211,722
Money Market Fund
* Wells Fargo Short-Term Investment Money Market Fund	19,104	19,104
Total McCormick Stock Funds		230,826
Common and Collective Fund
* Wells Fargo Stable Return Fund N	2,165	109,950
Mutual Funds
American Funds EuroPacific Growth Fund	915	44,590
Delaware Small Company Value Fund	2,057	112,769
Managers Small Cap Fund	154	2,869
T Rowe Price Growth Stock Fund	1,230	62,442
Vanguard Institutional Index Fund	2,883	478,567
Vanguard Mid Cap Index Fund	2,596	76,735
Vanguard Small Cap Index Institutional Fund	990	51,547
Vanguard Total International Stock Index Fund	118	13,212
Vanguard Windsor II Fund Adm	1,911	126,533
Pimco Total Return Fund	66	715
Vanguard Total Bond Market Index Fund	25,979	276,937
Vanguard Target Retirement Fund	6,172	78,505
Vanguard Target Retirement Fund 2015	7,562	113,359
Vanguard Target Retirement Fund 2020	321	8,776
Vanguard Target Retirement Fund 2025	14,834	234,967
Vanguard Target Retirement Fund 2030	283	7,852
Vanguard Target Retirement Fund 2035	12,570	213,813
Vanguard Target Retirement Fund 2040	375	10,591
Vanguard Target Retirement Fund 2045	12,880	228,623
Vanguard Target Retirement Fund 2050	141	3,963
Total Mutual Funds		2,147,365
Participant Loans **
* Notes receivable from participants		134,532
Total Investments		$2,622,673

*	Indicates parties-in-interest as defined by ERISA.
**	Interest rates at 4.25%; maturity dates range from 2013 to 2018.
Note: Historical cost has been omitted, as all investments are participant directed.

Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the following Registration Statements pertaining to the Mojave Foods Corporation 401(k) Retirement Plan of McCormick & Company, Inc. of our report dated May 16, 2014, with respect to the financial statements and supplemental schedule of the Mojave Foods Corporation 401(k) Retirement Plan included in this Annual Report (Form 11-K) for the year ended November 30, 2013.

Form	Registration Number	Date Filed
S-8	333-187703	04/03/2013
S-8	333-186250	01/28/2013
S-8	333-158573	04/14/2009
S-8	333-155775	11/28/2008
S-8	333-150043	04/02/2008
S-3	333-147809	12/04/2007
S-8	333-142020	04/11/2007
S-3	333-122366	01/28/2005
S-8	333-114094	03/31/2004
S-8	333-57590	03/26/2001
S-8	333-93231	12/21/1999
S-8	333-74963	03/24/1999
S-3	333-47611	03/09/1998
S-8	333-23727	03/21/1997

/s/ SB & Company LLC
May 16, 2014
Hunt Valley, Maryland

200 International Circle ó Suite 5500 ó Hunt Valley ó Maryland 21030 ó P 410-584-0060 ó F 410-584-0061